

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 17, 2023

Koon Kiat Sze
Chief Executive Officer
SKK Holdings Limited
27 First Lok Yang Road
Singapore 629735

>   **Re: SKK Holdings Limited**
>   **Draft Registration Statement on Form F-1**
>   **Submitted September 20, 2023**
>   **CIK No. 0001991261**

Dear Koon Kiat Sze:

We have reviewed your draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

DRS on Form F-1 Submitted September 20, 2023

General

1. Please revise your website URL in the filing, as the current URL you disclose does not exist.

Financial Information in United States Dollars, page 2

2. We note you disclose your reporting currency is the Singapore Dollar and that this prospectus contains translations of certain foreign currency amounts into United States Dollars for the convenience of the reader. However, disclosure in other parts of your filing, including in Note 2 to your consolidated financial statements on page 126, indicates the reporting currency of the company is the United States Dollar ("US$") and the accompanying consolidated financial statements have been expressed in US$. Please advise. In addition, please explain to us why you translate financial information included in your Results of Operations Data and Balance Sheet Data tables on page 38

into Singapore Dollars when your reporting currency is the US$ for your consolidated financial statements.

Prospectus Summary, page 8

3. Please disclose here and in the applicable risk factors the number of shares the selling shareholders are offering for resale.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39

4. Please revise to discuss any known trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material effect on the company's net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition. For example, to the extent known, expand your MD&A to discuss the impact of economic conditions, including inflation, supply chain disruptions, and labor shortages. Refer to Item 5.D. of Form 20-F.

Business, page 63

5. We note your disclosure on page 63 that at December 31, 2022 you had nine civil engineering services projects in progress and, as of the date of the prospectus, you have successfully tendered/quoted for five additional new civil engineering services projects. Please describe these projects in greater detail, such as the type of project, the material terms of the agreements relating to these projects, the anticipated completion dates, and any material risks associated with these projects.

Principal and Selling Shareholders, page 91

6. We note that most of the selling shareholders in the primary offering are also selling in the resale offering. Please also disclose the number of shares owned by the beneficial owners after the resale offering.

7. Please disclose the addresses of the entities that are selling shareholders.

Related Party Transactions, page 93

8. Please provide the disclosure required by Item 7.B of Form 20-F for the preceding three financial years up to the date of the prospectus, including the names of the related parties, the amount involved and the material terms of the transactions. Also disclose the securities issuances to the related parties that you describe on page 104 and the amounts due to related parties that you describe on page 134.

Consolidated Balance Sheets, page 120

9. We note the contract assets reported in your consolidated balance sheets. Please revise to provide the disclosures required for contract balances, in accordance with ASC 606-10-50-8 to 10; or, tell us why this does not apply to you.

Consolidated Statements of Operations and Comprehensive Income, page 121

10. It appears cost of revenue does not include any depreciation or amortization expense and you present a subtotal for gross profit. Please tell us how your presentation complies with SAB Topic 11.B. In this regard, if depreciation or amortization is not allocated to cost of revenue, you should remove the gross profit subtotal from your statements of operations and re-label the cost of revenue line item to indicate that it excludes depreciation and amortization. As appropriate, please also revise your cost of revenue significant accounting policy disclosure to clarify whether depreciation and amortization expense is included.

Note 2 - Summary of Significant Accounting Policies
Revenue Recognition, page 127

11. We note your disclosure stating you recognize revenue by estimating total costs under the input method. You state that contract costs consist of both direct and indirect costs. Please clarify the nature of the contract costs included in your calculations and tell us why you believe your input methodology properly depicts your performance in transferring control of the services promised. Reference is made to ASC 606-10-55-20 and 21.

12. We note you disclose in Note 3 - Disaggregation of Revenue that you have revenue recognized at a point in time. Please revise your revenue recognition policy to discuss these revenue arrangements, including the nature of these arrangements, description of goods or services provided, key terms, and the specific performance obligations. In addition, please discuss the significant judgments made in evaluating when a customer obtains control of promised goods or services under these arrangements. Refer to ASC 606-10-25-30 and 606-10-50-19.

Signatures, page II-5

13. Please revise the titles to reflect that the filing has been signed by individuals in their applicable capacities as principal executive officer, principal financial officer, controller or principal accounting officer and director. See the signature requirements in Form F-1.

Exhibit Index, page II-4

14. We note that you intend to use a portion of the net proceeds to repay interest-free loans from Ms. Liao. Please file as an exhibit your debt agreements with Ms. Liao. See Item 601(b)(10)(ii)(A) of Regulation S-K.

15.   We note your statement on page 57 that you have presented information and data from an industry report commissioned by you from Frost & Sullivan. Please file a consent as an exhibit to the registration statement pursuant to Rule 436 of the Securities Act.

16.   Please file as exhibits any material agreements relating to your bank borrowings. See Item 601(b)(10)(i)(A) of Regulation S-K.

Resale Shareholders, page Alt-1

17.   Please describe the material terms of the transactions pursuant to which the selling shareholders acquired the shares being offered.

Please contact Babette Cooper at 202-551-3396 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: David L. Ficksman